UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Richard Capelouto, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

November 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.3%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Investors III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.3%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLP Denali Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.3%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLP Denali Co-Invest GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.3%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLTA III (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.3%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.3%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.3%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on September 19, 2016 (the “Schedule 13D”). The Item below amends the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Although the actual number of shares of Class A Common Stock of the Issuer which may be deemed to be beneficially owned by the Reporting Persons has not changed since the filing of the Schedule 13D, this Amendment is being filed to report a change in the percentage of the outstanding Class A Common Stock beneficially owned by the Reporting Persons as a result of the change in the outstanding number of shares of Class A Common Stock of the Issuer, primarily as a result of repurchases of Class A Common Stock by the Issuer, since the filing of the Schedule 13D.

The Class A Common Stock of the Issuer reported as beneficially owned in this Amendment is directly held by EMC Corporation (“EMC”). As described further below, EMC is a wholly-owned subsidiary of Dell Inc., which is indirectly wholly-owned by Dell Technologies Inc. (“Dell Technologies”). Dell Technologies is owned by investors including certain of the Reporting Persons, Michael S. Dell, a separate property trust for the benefit of Mr. Dell’s wife and funds affiliated with MSD Partners, L.P.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Amendment and the information set forth or incorporated in Items 2 and 6 of the Schedule 13D is incorporated by reference in its entirety into this Item 5.

Items 5 (a) – (b) are hereby amended and restated as follows:

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 343,025,308 shares of the Issuer’s Class A Common Stock, which includes (i) 43,025,308 shares of the Issuer’s Class A Common Stock held by EMC and (ii) 300,000,000 shares of the Issuer’s Class B Common Stock held by EMC, which are convertible into shares of Class A Common Stock on a one-for-one basis at any time at EMC’s election, representing approximately 83.3% of the issued and outstanding shares of the Issuer’s Class A Common Stock calculated on the basis of Rule 13d-3 of the Exchange Act. The percentages of beneficial ownership in this Schedule 13D are based on 411,565,890 shares of common stock of the Issuer outstanding as of October 31, 2016, as reflected in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which was filed with the Securities and Exchange Commission on November 7, 2016 and assumes conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. As further described in Item 6 of the Schedule 13D, the Reporting Persons may be deemed to share voting and dispositive power over all shares reported herein with EMC, Dell Technologies and certain of its other subsidiaries, and Mr. Dell. Dell Technologies, EMC and Mr. Dell separately file Schedule 13D filings reporting their respective beneficial ownership of such securities.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A of the Schedule 13D is set forth in Annex A of the Schedule 13D and is incorporated herein by reference in response to this Item 5.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2016

Silver Lake Partners III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Investors III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLP Denali Co-Invest, L.P.
By:	SLP Denali Co-Invest GP, L.L.C., its general partner
	By:	Silver Lake Technology Associates III, L.P., its managing member
		By:	SLTA III (GP), L.L.C., its general partner
			By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLP Denali Co-Invest GP, L.L.C.
By:	Silver Lake Technology Associates III, L.P., its managing member
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Associates III, L.P.
By:	SLTA III (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLTA III (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Partners IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Investors IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Associates IV, L.P.
By:	SLTA IV (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLTA IV (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Group, L.L.C.

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director